UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 5, 2026

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

Blackwell House, Guildhall Yard
London EC2V 5AE

United Kingdom

+44-203-667-5158

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

VivoPower Completes Definitive Agreement with KWeather, Advances Strategic Exit From Digital Asset Holdings with No Realized or Unrealized Losses

On February 5, 2026, VivoPower International PLC (“VivoPower” or the “Company”), a leading B Corp-certified global developer and owner of powered land and data center infrastructure for AI compute applications, confirms that it has completed a definitive agreement with Kweather Co., Ltd, a KOSDAQ-listed company (“KWeather”), which would involve KWeather acquiring the economic rights to some of VivoPower’s holdings in Ripple Lab shares, with VivoPower securing 20% of KWeather shares worth $4.3m. The balance of the Ripple Labs shares held by VivoPower will be acquired by Lean Ventures of South Korea pursuant to a definitive partnership agreement that was announced in December 2025.

This provides the mechanism for VivoPower to strategically exit its digital asset holdings. VivoPower will not be acquiring any further digital assets on its balance sheet and confirms that it has not incurred aggregate realized or unrealized losses on its digital asset positions.

VivoPower confirms that Ripple Labs share transactions with its partners, KWeather and Lean Ventures, will be conducted at market value and will be in accordance with the Ripple Labs approval process.

VivoPower will continue to focus its capital and resources on scaling up its data center infrastructure business.

This Report on Form 6-K, is hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-227810, 333-251546, 333-268720, 333-273520) and Form F-3 (File No. 333-276509).

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

No Offer or Solicitation

This Report on Form 6-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This Report on Form 6-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

EXHIBIT INDEX

Exhibit 99.1 —	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 5, 2026	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman